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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 FORM 8-A/12(b)


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      Annuity and Life Re (Holdings), Ltd.
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             (Exact name of registrant as specified in its charter)

        Bermuda                                                          Not applicable
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
(State of Incorporation                                       (IRS Employer Identification Number)
   or Organization)

Cumberland House, 1 Victoria Street
P.O. Box HM 98
Hamilton, HM AX, Bermuda                                                 Not applicable
------------------------                                      -----------------------------------
(Address of Principal Executive Offices)                                   (Zip Code)

If this form relates to the registration of a class           If this form relates to the registration of a
of securities and is effective upon filing pursuant           class of securities pursuant to Section 12(g)
to Section 12(b) of the Exchange Act and is                   of the Exchange Act and is effective pursuant
effective pursuant to General Instruction A.(c),              to General Instruction A.(d), please check the
please check the following box.  [X]                          following box.  [ ]

Securities Act registration statement file number to which this form relates:
333-43301

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                                  Name of Each Exchange on Which
         to be so Registered                                  Each Class is to be Registered
         -------------------                                  ------------------------------
 Common Shares, par value $1.00 per share                     New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Registrant's Securities to be Registered.

                  Under the Bye-Laws (the "Bye-Laws") of Annuity and Life Re (Holdings), Ltd. (the "Company"), the Company is authorized to issue 100,000,000 common shares, par value $1.00 ("Common Shares"), and 50,000,000 preferred shares, par value $1.00 per share ("Preferred Shares").

COMMON SHARES

                  Holders of Common Shares have no pre-emptive, redemption or conversion rights. The board of directors of the Company (the "Board") may from time to time before declaring a dividend set aside, out of the surplus or profits of the Company, such sum as it thinks proper as a reserve fund to be used to meet contingencies or for equalising dividends or for any other special purpose. The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy more than 50% of the outstanding Common Shares (without giving effect to the limitation on voting rights described below). Subject to the limitation on voting rights described below, holders of Common Shares are entitled to one vote per share on all matters submitted to a vote of holders of Common Shares. Most matters to be approved by holders of Common Shares require approval by a simple majority of the votes cast at a meeting at which a quorum is present. Furthermore, a resolution to remove the Company's auditor before the expiration of the auditor's term of office must be approved by the holders of at least two-thirds of the outstanding Common Shares present in person or by proxy and voting thereon (after giving effect to the limitation on voting rights) at a meeting at which a quorum is present.

                  In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share equally and ratably in the assets of the Company, if any remain after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Shares.

Limitation on Voting Rights.



                  Each Common Share has one vote on a poll of the shareholders, except that:

                                    (1) if and for as long as the number of
                           issued Controlled Shares (as defined below) of any United States Person (as defined below) would constitute 10% or more of the combined voting power of the issued voting shares of the Company (after giving effect to any prior reduction in voting power as described below), each such issued Controlled Shares, regardless of the identity of the registered holder thereof, will confer only a fraction of a vote as determined by the following formula (the "U.S. Formula"):
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                                        (T - C) / (9.1 x C)



                           Where: "T" is the aggregate number of votes conferred by all the issued shares immediately prior to that application of the U.S. Formula with respect to any particular shareholder, adjusted to take into account any prior reduction taken with respect to any other shareholder pursuant to the "sequencing provision" described below; and

                                        "C" is the number of issued Controlled
                                        Shares attributable to such United Sates
                                        Person.

                                    (2) if and for as long as the number of
                           issued Controlled Shares of any person, other than a United States Person, would constitute seventeen percent (17%) or more of the combined voting power of the issued voting shares of the Company (after giving effect to any prior reduction in voting power as described below), each such issued Controlled Shares, regardless of the identity of the registered holder thereof, will confer only a fraction of a vote as determined by the following formula (the "Non-U.S. Formula" and, together with the U.S. Formula, the "Formulas"):

                                        (T - C) / (4.9 x C)



                           Where: "T" is the aggregate number of votes conferred by all the issued shares immediately prior to that application of the Non-U.S. Formula with respect to any particular shareholder, adjusted to take into account any prior reduction taken with respect to any other shareholder pursuant to the "sequencing provision" described below; and

                                        "C" is the number of issued Controlled
                                        Shares attributable to such non-United
                                        Sates Person.

                  For the foregoing purposes, (1) "Controlled Shares" of any person refers to all Common Shares or voting Preferred Shares owned by such person, whether (i) directly, (ii) with respect to persons who are United States Persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Internal Revenue Code of 1986, as amended (the "Code") or (iii) beneficially, directly or indirectly, within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and (2) "United
States Person" means (i) an individual who is a citizen or resident of the
United States, (ii) a corporation or partnership that is, as to the United States, a domestic corporation or partnership and (iii) an estate or trust that is subject to United States Federal income tax on its income regardless of its source.
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                  The Formulas will be applied successively as many times as may be necessary to ensure that no person will be a Proscribed Shareholder (as defined below) at any time (the "sequencing provision"). For the purposes of determining the votes exercisable by shareholders as of any date, the relevant Formula will be applied to the shares of each shareholder in declining order based on the respective numbers of total Controlled Shares attributable to each shareholder. Thus, the Formulas will be applied first to the votes of shares held by the shareholder to whom the largest number of total Controlled Shares is attributable and thereafter sequentially with respect to the shareholder with the next largest number of total Controlled Shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued voting shares as of such date, as reduced by the application of the relevant Formula to any issued voting shares of any shareholder with a larger number of total Controlled Shares as of such date. For the foregoing purpose, "Proscribed Shareholder" means (1) a United States Person who owns, in the aggregate, (i) directly, (ii) by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act, issued voting shares of the Company carrying 10% or more of the total combined voting rights attaching to all issued shares, or (2) a person, other than a United States Person, who owns, in the aggregate, (i) directly, (ii) by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act, issued voting shares of the Company carrying 17% or more of the total combined voting rights attaching to all issued shares.

                  The directors are empowered to require any shareholder to provide information as to that shareholder's beneficial share ownership, the names of persons having beneficial ownership of the shareholder's shares, relationships with other shareholders or any other facts the directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. The directors may disregard the votes attached to shares of any holder failing to respond to such a request or submitting incomplete or untrue information.

                  The directors retain certain discretion to make such final adjustments to the aggregate number of votes attaching to the voting shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a Proscribed Shareholder at any time.

Restrictions on Transfer.

                  The Bye-laws contain several provisions restricting the transferability of Common Shares. The directors (or their designee) are required to decline to register a transfer of shares if they have reason to believe that the result of such transfer would be to make any person a Proscribed Shareholder. Similarly, the Company is restricted from issuing or repurchasing Common Shares if such issuance or repurchase would cause any person to become a Proscribed Shareholder.
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                  The directors (or their designee) also may, in their absolute discretion, decline to register the transfer of any Common Shares if they have reason to believe (i) that such transfer may expose the Company, any subsidiary or shareholder thereof or any person ceding insurance to the Company or any such subsidiary to adverse tax or regulatory treatment in any jurisdiction or (ii) that registration of such transfer under the Securities Act of 1933, as amended (the "Securities Act") or under any United States state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected.

                  The Company's directors will not decline to register any transfer of Common Shares executed on the Nasdaq National Market for the reasons described above. However, if any such transfer causes the Company's directors (or their designee) to have reason to believe that such transferee may be a Proscribed Shareholder or otherwise expose the Company, any subsidiary or shareholder thereof or any person purchasing reinsurance from the Company to adverse tax or regulatory treatment in any jurisdiction, under the Company's Bye-Laws, the directors (or their designee) are empowered to deliver a notice to the transferee demanding that such transferee surrender to an agent designated by the directors (the "Agent") certificates representing the shares and any dividends or distributions that the transferee has received as a result of owning the shares. A transferee who has resold the shares before receiving such notice will be required to transfer to the Agent the proceeds of the sale, to the extent such proceeds exceed the amount that the transferee paid for the shares, together with any dividends or distributions that the transferee received from the Company. As soon as practicable after receiving the shares and any dividends or distributions that the transferee received, the Agent will use its best efforts to sell such shares and any non-cash dividends or distributions in an arms'-length transaction on the Nasdaq National Market. After applying the proceeds from such sale toward reimbursing the transferee for the price paid for the shares, the Agent will pay any remaining proceeds and any cash dividends and distributions to organizations described in Section 501(c)(3) of the Code that the directors designate. The proceeds of any such sale by the Agent or the surrender of dividends or distributions will not inure to the benefit of the Company or the Agent, but such amounts may be used to reimburse expenses incurred by the Agent in performing its duties.

                  The Company is authorized to request information from any holder or prospective acquiror of Common Shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any such transaction if complete and accurate information is not received as requested.

                  If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within thirty days of such refusal, and such proposed transfer will not be recognized for any purpose. The Bye-Laws also provide that the Board may suspend the registration of transfers at such time and for such periods as the Board may determine, provided that they may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.

                  The directors have designated the Company's Chief Executive Officer to exercise their authority to decline to register transfers or to limit voting rights as described above, or to take any other action, for as long as such officer is also a director.
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         The Board may from time to time make such calls as it thinks fit upon the Members in respect of any monies unpaid on the shares alloted to or held by such Members. "Member" means the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons as the context so requires.

PREFERRED SHARES

                  Pursuant to the Bye-Laws and Bermuda law, the Board by resolution may establish one or more series of Preferred Shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board without any further shareholder approval, which, if any such Preferred Shares is issued, will include restrictions on voting and transfer intended to avoid having the Company constitute a "controlled foreign corporation" for United States federal income tax purposes.

BYE-LAWS

                  The Bye-Laws provide that the Board shall consist of three approximately equal classes, each class to be elected once every three years to serve three year terms. Shareholders may only remove a director prior to the expiration of such director's term at a special meeting of shareholders at which a majority of the votes cast thereon is cast in favor of such action. A special meeting of shareholders may be convened by the Chairman or any two directors or any director and the Secretary or on the request of shareholders holding not less than 10% of the paid-up share capital of the Company as carries the right to vote at general shareholders' meetings.

                  The Bye-Laws also provide that if the Board in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to the Company, any of its subsidiaries or any other shareholder, then the Company will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board determines it is necessary or advisable to avoid or cure such adverse or potential adverse consequences. The Company will also be entitled to assign this repurchase right to one or more third parties, including other shareholders. The price to be paid for such Common Shares will be the fair market value of such shares.

                  XL Capital Ltd. and Overseas Partners, Ltd. each have the right to nominate one person for election as a director for so long as they own at least 500,000 Common Shares. In exchange for such right (and during any period after such person's designation but before his or her election), neither XL Capital Ltd. nor Overseas Partners Ltd. will vote or permit any of the Common Shares owned by it to be voted for the election of any director
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other than the nominee selected by it. This agreement was entered into by and between the Company and these parties (or their predecessors) in connection with their (or their predecessor's) purchase of the Common Shares.

Item 2.  Exhibits.

1 The Company's Memorandum of Association, as amended, is incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 333-43301), declared effective by the Securities and Exchange Commission on April 8, 1998.

2 The Registrant's Bye-Laws, as amended, are incorporated herein by reference to Exhibit 4 to the Company's Form 10-Q for the quarter ended March 31, 2000.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   ANNUITY AND LIFE RE (HOLDINGS), LTD.



                                   By:    /s/ Lawrence S. Doyle
                                          Lawrence S. Doyle,
                                          President and Chief Executive Officer

Date:  June 20, 2001